                                                                      EXHIBIT 18

January 4, 2001

Entegris, Inc.
3500 Lyman Boulevard
Chaska, MN  55318

Ladies and Gentlemen:

We have been furnished with a copy of Form 10-Q of Entegris, Inc. and subsidiaries for the three months ended November 25, 2000, and have read the Company's statements contained in Note 5 to the consolidated financial statements included therein. As stated in Note 5, the Company changed its method of accounting for domestic inventories from the last-in, first-out method (LIFO) to the first-in, first-out method (FIFO) and states that the newly adopted accounting method is preferable in the circumstances because the accounting change more closely matches current costs and revenues in periods when costs of goods and services are declining. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of Entegris, Inc. and subsidiaries as of any date or for any period subsequent to August 26, 2000, nor have we audited the information set forth in the aforementioned notes to the condensed financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of Entegris, Inc.'s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

/s/ KPMG LLP